# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COGENT COMMUNICATIONS HOLDINGS, INC., CIK 0001158324
CUSIP: 19239V302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2450 N Street N.W., Washington, District Of Columbia (DC), 20037
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001484148

## Reporting persons
- Turtle Creek Asset Management Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 2,792,711; shared voting power 0; sole dispositive power 2,792,711; shared dispositive power 0; aggregate amount beneficially owned 2,792,711 (5.7% of the class)

## Item 1. Issuer
Name of issuer: COGENT COMMUNICATIONS HOLDINGS, INC.
Address of issuer's principal executive offices: 2450 N Street N.W., Washington, District of Columbia, 20037

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G is being filed by Turtle Creek Asset Management Inc. ("Turtle Creek").
Address of principal business office or, if none, residence: Scotia Plaza, 40 King Street West, Suite 5100, Toronto, Ontario M5H 3Y2 Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment advisor

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page.
Percent of class: See the response(s) to Item 11 on the attached cover page.
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page.
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page.
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page.
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Turtle Creek holds the shares of Common Stock reported herein for the benefit of unit holders of mutual funds managed by Turtle Creek, none of whom is known to Turtle Creek to have an interest of more than 5 percent of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment fund managers and portfolio managers registered with the Ontario Securities Commission is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Turtle Creek Asset Management Inc.: /s/ Meaghan Einav, Meaghan Einav, Chief Compliance Officer (08/14/2025)